BIRCHTECH CORP.

1810 Jester Drive

Corsicana, Texas 75109

February 12, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jane Park

Re:	Birchtech Corp.

Registration Statement on Form S-1, as amended

Originally Filed January 13, 2026

File No. 333-292701

Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on February 9, 2026, in which we requested the acceleration of the effective time of the above-referenced registration statement on Form S-1, as amended (the “Registration Statement”), for February 11, 2026, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective time.

Please direct any questions or comments concerning this request to Alexander M. Schwartz of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (312) 499-6369.

Very truly yours,

BIRCHTECH CORP.

By:	/s/ Richard MacPherson
Name:	Richard MacPherson
Title:	President, Chief Executive Officer, Secretary and Chairman

cc: Alexander M. Schwartz , Sheppard, Mullin, Richter & Hampton LLP